UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of October, 2005
EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)
400 Godin Avenue, Vanier, Quebec, Canada G1M 2K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES
EXFO Reports Sales Growth of 30.3% for Fiscal 2005
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statements of Earnings
Interim Unaudited Consolidated Statements of Cash Flows

On October 20, 2005, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2005. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2005 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2005 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By:	/s/ Benoit Ringuette
	Name:	Benoit Ringuette
	Title:	Legal Counsel and Corporate Secretary

Date: October 21, 2005

EXFO Reports Sales Growth of 30.3% for Fiscal 2005
•	Achieves GAAP profitability in the last three quarters

•	Generates US$14.0 million in cash flows from operating activities

•	Derives 42.4% of sales from new products

•	Increases sales for eighth consecutive quarter
QUEBEC CITY, CANADA, October 20, 2005—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF.SV) reported today sales growth of 30.3% year-over-year for fiscal 2005.
Sales improved to US$97.2 million in the fiscal year ended August 31, 2005 from US$74.6 million in 2004. In the fourth quarter of 2005, sales reached US$26.3 million compared to US$26.2 million in the previous quarter and US$21.3 million in the fourth quarter of 2004. Net bookings totaled US$24.6 million for a book-to-bill ratio of 0.94 in the fourth quarter of fiscal 2005 compared to US$28.9 million in the third quarter of 2005 and US$20.4 million in the fourth quarter of 2004.
Gross margin increased to 54.7% of sales in fiscal 2005 from 53.7% in 2004. In the fourth quarter of 2005, gross margin amounted to 54.7% compared to 56.2% in the previous quarter and 55.1% in the fourth quarter of 2004.
GAAP net loss totaled US$1.6 million, or US$0.02 per diluted share, in fiscal 2005 compared to a net loss of US$8.4 million, or US$0.13 per diluted share, in 2004. GAAP net loss included US$4.8 million in amortization of intangible assets, US$1.0 million in stock-based compensation costs and US$0.3 million in restructuring and other charges in 2005. GAAP net loss was negatively affected by a foreign-exchange loss of US$1.3 million in fiscal 2005.
In the fourth quarter of 2005, GAAP net earnings amounted to US$0.5 million, or US$0.01 per diluted share, compared to net earnings of US$0.3 million, or US$0.00 per diluted share, in the third quarter of 2005 and a net loss of US$2.3 million, or US$0.03 per diluted share, in the fourth quarter of 2004. GAAP net earnings included US$1.2 million in amortization of intangible assets and US$0.3 million in stock-based compensation costs in the fourth quarter.
“Upon celebrating our 20th anniversary, I am delighted with EXFO’s exceptional growth, progress towards profitability, as well as uniquely strong strategic position and balance sheet,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “I am equally pleased with our market-driven ability to turn new business opportunities into solid operational and financial results. We increased sales 30.3% year-over-year and sequentially in the last eight quarters. We reduced our GAAP net loss by more than 80% year-over-year and were profitable in the last three quarters of 2005. As well, we generated US$14.0 million in cash flows from operating activities. Clearly, these results are among the strongest in our industry. All of these performance highlights are the result of EXFO’s long-term focus to tap into new, revenue-generating market opportunities, such as FTTx and converged, IP network testing, and the commitment of all our dedicated EXFO employees, whom I thank for making the difference year-in and year-out for the last 20 years.”

Selected Financial Information
(In thousands of US dollars)

	Q4 2005	Q3 2005	Q4 2004	FY 2005	FY 2004
	(unaudited)	(unaudited)	(unaudited)
Segmented results:
Sales:
Telecom Division	$21,174	$22,046	$16,776	$80,120	$58,882
Photonics & Life Sciences Division	5,130	4,134	4,556	17,096	15,748

Total	$26,304	$26,180	$21,332	$97,216	$74,630

Operating earnings (loss):
Telecom Division	$523	$645	$59	$763	$(5,557)
Photonics & Life Sciences Division	288	(136)	(2,111)	(962)	(5,013)

Total	$811	$509	$(2,052)	$(199)	$(10,570)

Other selected information:
GAAP net earnings (loss)	$454	$276	$(2,343)	$(1,634)	$(8,424)
Amortization of intangible assets	$1,198	$1,191	$1,243	$4,836	$5,080
Stock-based compensation costs	$288	$294	$160	$963	$449
Impairment of long-lived assets	$—	$—	$620	$—	$620
Restructuring and other charges	$—	$38	$1,729	$292	$1,729
Unusual tax recovery	$—	$—	$—	$—	$(1,406)
Operating Expenses
Selling and administrative expenses amounted to US$31.8 million, or 32.7% of sales, in fiscal 2005 compared to US$25.9 million, or 34.7% of sales, in 2004. In the fourth quarter of 2005, selling and administrative expenses totaled US$8.1 million, or 30.7% of sales, compared to US$8.6 million, or 32.7% of sales, in the third quarter of 2005 and US$6.3 million, or 29.8% of sales, in the fourth quarter of 2004.
Gross research and development (R&D) expenses amounted to US$15.9 million, or 16.3% of sales, in fiscal 2005 compared to US$15.7 million, or 21.0% of sales, in 2004. In the fourth quarter of 2005, gross R&D expenses reached US$4.1 million, or 15.8% of sales, compared to US$4.1 million or, 15.7% of sales, in the previous quarter and US$3.6 million, or 17.0% of sales, in the fourth quarter of 2004.
Net R&D expenses totaled US$12.2 million, or 12.5% of sales in fiscal 2005, compared to US$12.4 million, or 16.6% of sales, in 2004. In the fourth quarter of 2005, net R&D expenses amounted to US$3.3 million, or 12.5% of sales, compared to US$3.3 million, or 12.8% of sales, in the third quarter of 2005 and US$2.7 million, or 12.9% of sales, in the fourth quarter of 2004.
Fiscal 2005 and Fourth-Quarter Business Highlights
Sales Growth
•	Confirming its market-share gains, EXFO received in 2005 the Growth Strategy Leadership Award from Frost and Sullivan for the second consecutive year and entrenched itself as the leader in the optical fiber-to-the-x (FTTx) test industry with significant revenue recognition from two leading US carriers deploying fiber into their access networks.

•	EXFO reported that its top customer represented 16.1% of sales in the fourth quarter of 2005 and its top three customers 23.7%. For the full fiscal year, EXFO’s top customer accounted for 23.3% of sales and its top three customers 28.4%.

Profitability
•	Maximizing profitability, EXFO was GAAP profitable in the last three quarters of 2005 on the strength of higher sales volumes, richer business mix and a heightened focus on cost of goods.

•	Overall, the company reduced its GAAP net loss from US$8.4 million in fiscal 2004 to US$1.6 million in 2005, despite aggressive pricing pressure and a significant impact on the earnings statement caused by the increase in the Canadian versus US dollar. GAAP net loss in 2005 included US$1.3 million in foreign-exchange losses and US$1.0 million in stock-based compensation costs.

•	From a balance sheet standpoint, EXFO generated US$14.0 million in cash flows from operating activities in 2005 and completed the fiscal year with a cash position of US$112.0 million.
Innovation
•	Focusing on market-driven innovation, EXFO launched 15 new products in 2005, including a next-generation SONET/SDH analyzer and a 10 Gigabit Ethernet tester aimed at characterizing converged, IP-based networks. Altogether, new products that have been on the market two years or less represented 42.4% of sales in 2005, up from 31.7% in 2004.
Business Outlook
EXFO forecasts sales between US$25.0 million and US$28.0 million and GAAP net earnings (loss) between a net loss of US$0.01 per diluted share and net earnings of US$0.02 per diluted share for the first quarter of fiscal 2006. GAAP net earnings (loss) include amortization of intangible assets and stock-based compensation costs totaling US$0.02 per diluted share.
Corporate Performance Objectives for Fiscal 2006
EXFO disclosed the following three corporate objectives for fiscal 2006:

Goal	Metric
Increase sales through market-share gains	15% sales growth year-over-year
Maximize profitability	5% in earnings from operations
Focus on innovation	40% of sales from new products (< two years on the market)
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results for fiscal 2005. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-2406. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. on October 27, 2005. The replay number is 1-402-977-9141. The live audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.exfo.com/investors.
About EXFO
EXFO is a recognized test and measurement expert in the global telecommunications industry through the design and manufacture of advanced and innovative solutions as well as best-in-class customer support. The Telecom Division, which represents the company’s main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of EXFO’s strongest competitive advantages is its PC/Windows-based modular platforms that host a wide range of tests across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in the life sciences and high-precision assembly sectors. For more information about EXFO, visit www.exfo.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales with a single customer; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet
(in thousands of US dollars)

	As at	As at
	August 31,	August 31,
	2005	2004
	(unaudited)
Assets

Current assets
Cash	$7,119	$5,159
Short-term investments	104,883	83,969
Accounts receivable
Trade, less allowance for doubtful accounts of $352 ($510 as at August 31, 2004)	13,945	12,080
Other	2,007	1,532
Income taxes and tax credits recoverable	2,392	7,836
Inventories	17,749	15,371
Prepaid expenses	1,112	1,513

	149,207	127,460
Income taxes and tax credits recoverable	459	449
Property, plant and equipment	13,719	15,442
Long-lived asset held for sale	1,600	1,600
Intangible assets	5,602	9,447
Goodwill	20,370	18,393

	$190,957	$172,791

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$12,201	$11,393
Deferred revenue	1,584	805
Current portion of long-term debt	134	121

	13,919	12,319
Deferred revenue	1,568	1,123
Government grants	1,872	1,690
Long-term debt	198	332

	17,557	15,464

Shareholders’ Equity

Share capital	521,875	521,733
Contributed surplus	2,949	1,986
Deficit	(381,846)	(380,212)
Cumulative translation adjustment	30,422	13,820
	173,400	157,327

	$190,957	$172,791

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings
(in thousands of US dollars, except share and per share data)

	Three months	Twelve months	Three months	Twelve months
	ended	ended	ended	ended
	August 31, 2005	August 31, 2005	August 31, 2004	August 31, 2004
Sales	$26,304	$97,216	$21,332	$74,630

Cost of sales (1,2)	11,925	44,059	9,576	34,556

Gross margin	14,379	53,157	11,756	40,074

Operating expenses
Selling and administrative (1)	8,072	31,782	6,347	25,890
Net research and development (1)	3,287	12,190	2,748	12,390
Amortization of property, plant and equipment	1,011	4,256	1,121	4,935
Amortization of intangible assets	1,198	4,836	1,243	5,080
Impairment of long-lived assets	—	—	620	620
Restructuring and other charges	—	292	1,729	1,729

Total operating expenses	13,568	53,356	13,808	50,644

Earnings (loss) from operations	811	(199)	(2,052)	(10,570)

Interest and other income	558	2,524	370	1,438
Foreign exchange loss	(507)	(1,336)	(402)	(278)

Earnings (loss) before income taxes	862	989	(2,084)	(9,410)

Income taxes	408	2,623	259	(986)

Net earnings (loss) for the period	$454	$(1,634)	$(2,343)	$(8,424)

Basic and diluted net earnings (loss) per share	$0.01	$(0.02)	$(0.03)	$(0.13)

Basic weighted average number of shares outstanding (000’s)	68,562	68,526	68,431	66,020

Diluted weighted average number of shares outstanding (000’s)	68,996	68,981	68,983	66,615

(1) Stock-based compensation costs included in:
Cost of sales	$42	$143	$25	$62
Selling and administrative	184	626	91	265
Net research and development	62	194	44	122

	$288	$963	$160	$449

(2)	The cost of sales is exclusive of amortization, shown separately.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months	Twelve months	Three months	Twelve months
	ended	ended	ended	ended
	August 31, 2005	August 31, 2005	August 31, 2004	August 31, 2004
Cash flows from operating activities
Net earnings (loss) for the period	$454	$(1,634)	$(2,343)	$(8,424)
Add (deduct) items not affecting cash
Discount on short-term investments	(565)	(302)	(164)	197
Stock-based compensation costs	288	963	160	449
Amortization	2,209	9,092	2,364	10,015
Impairment of long-lived assets	—	—	620	620
Restructuring and other charges	—	—	1,261	1,261
Deferred revenue	133	977	118	1,404
Government grants	—	—	369	154

	2,519	9,096	2,385	5,676
Change in non-cash operating items
Accounts receivable	382	(838)	(506)	(2,677)
Income taxes and tax credits	1,023	6,096	(843)	(2,464)
Inventories	2,616	(699)	1,297	1,016
Prepaid expenses	258	544	(193)	(449)
Accounts payable and accrued liabilities	(1,227)	(164)	(627)	(351)

	5,571	14,035	1,513	751

Cash flows from investing activities
Additions to short-term investments	(96,710)	(585,665)	(146,604)	(653,348)
Proceeds from disposal and maturity of short-term investments	94,345	574,207	145,983	624,722
Additions to property, plant and equipment and intangible assets	(275)	(1,501)	(278)	(851)
Business combination	—	—	—	(241)

	(2,640)	(12,959)	(899)	(29,718)

Cash flows from financing activities
Repayment of long-term debt	(32)	(121)	(29)	(109)
Net proceeds of offering	—	—	—	29,164
Share issue expenses	—	(6)	34	(137)
Exercise of stock options	18	148	8	254
Redemption of share capital	—	—	(2)	(5)
Resale of share capital	—	—	10	23

	(14)	21	21	29,190

Effect of foreign exchange rate changes on cash	245	863	218	(430)

Change in cash	3,162	1,960	853	(207)
Cash — Beginning of period	3,957	5,159	4,306	5,366

Cash — End of period	$7,119	$7,119	$5,159	$5,159